Exhibit 4.3

Robert J. (Don) MacDonald

1788 Acadia Road

Vancouver,

British Columbia

V6T 1R3

DATE: May 4, 2018

Private & Confidential

Offer of Employment – President & Chief Executive Officer

Dear Mr. MacDonald,

We are pleased to confirm our offer of employment in the position of President and Chief Executive Officer of Canadian Zinc Corporation, on the terms and conditions which are set out below which would govern your employment with the Company.

Commencement

You will be expected to take up employment on a full-time basis as soon as reasonably practical, tentatively on May 16, 2018, and, in any event, by no later than the date of the Company’s forthcoming Annual Meeting which is expected to be held on June 27, 2018.

Duties and Responsibilities

In the position of Chief Executive Officer, you will report directly to the Company’s Board of Directors and will be responsible for performing the services, duties and functions normally within the scope of such role, along with such other duties as may be reasonably assigned to you, from time to time, by the Company’s Board of Directors.

You will be required to devote substantially all of your working time, energies and skills to the business of the Company and you will, at all times, be both expected and required to comply with the policies established and maintained by the Company, from time to time, during the course of your employment.

You acknowledge that the nature of these duties may be subject to change from time to time in response to legitimate business requirements of the Company.

Location and Principal Place of Employment

Your principal place of employment will be in Vancouver, British Columbia, and you acknowledge that your responsibilities will involve an amount of travel to execute your duties.

Suite 1710-650 West Georgia Street

Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

Compensation

You will be paid a base annual salary of Three Hundred and Sixty Thousand Canadian Dollars (Cdn$360,000), payable in equal bi-monthly instalments of $15,000 (fifteen thousand dollars), subject to all applicable statutory deductions.

Your salary will be reviewed annually, with the first review coinciding with the review of other senior employees in early 2019, taking into consideration your performance and the financial position of the Company, including the ability of the Company to raise the financing it requires to implement its business plans, both as assessed in the sole discretion of the Company’s Board of Directors

The Company does not currently provide any pension or retirement savings plans or programs.

Equity Incentives

In addition to any other compensation or benefits provided herein, you may, subject to the financial position of the Company, become eligible for an incentive bonus upon achieving certain targets or objectives to be agreed from time to time by the Board of Directors. The amount of the any incentive bonus payable shall be at the sole discretion of the Board of Directors.

You shall be entitled to participate in all incentive plans which the Company may from time to time provide to its senior executives, including the award of restricted share units under the Company’s Restricted Share Unit (RSU) Plan, and the grant of incentive stock options under the Company’s Stock Option Plan, as and when approved by the Board of Directors in its sole discretion, and subject to the terms and conditions contained in such plans and the associated standard form agreements, copies of which will be provided to you.

The award of equity incentives under the Company’s Restricted Share Unit Plan will have two parts, one providing potential short-term incentive bonus and the other providing potential longer-term incentives.

It is expected that in each calendar year following December 31, 2018 an award of up to the equivalent value of 30% of base annual salary (pro-rated for any partial year of service) may be awarded as a short-term equity incentive bonus (being the award of RSUs, valued as at the date of grant, with immediate vesting and a pay-out of one year from the date of grant) and an award of up to the equivalent value of 100% of base annual salary (pro-rated for any partial year of service) may be awarded as a long-term equity incentive (being the award of RSUs valued as at the date of grant, with deferred vesting two years from the date of grant and pay-out three years from the date of grant), subject to standard conditions.

These targets will be subject to annual review taking into consideration your performance and the performance of the business, as well as any changes to the Company’s compensation policies.

For the avoidance of doubt, please note that any unvested long-term incentive awards will require your continued employment as a condition to vesting.

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

Upon commencing employment, you will be granted equity incentive stock options under the Company’s Stock Option Plan on 2,500,000 (two million, five hundred thousand) shares, exercisable at $0.20 per share, with vesting of such options quarterly in arrears over a period of two years (eight quarters), and with a term of five years from date of grant, subject to the terms and conditions of the Stock Option Plan and to the increase in the number of options available under the Stock Option Plan.

Medical Insurance

Effective as of your commencement date, and subject to your eligibility and any prescribed waiting period, you shall become eligible to participate in the Company’s group life, long-term disability, extended medical and dental insurance coverage, in accordance with the plans, policies and procedures of the Company in effect from time to time and, to the extent permissible by law, the Company shall extend medical and dental insurance coverage to your spouse and your dependent children. Further details regarding the Company’s current group benefits will be provided to you.

Your participation in these benefit plans will be subject to the terms and eligibility criteria provided for in the applicable insurance policies, as those policies may be amended from time to time. The Company reserves the right to alter, amend, replace or discontinue the benefit plans it makes available to its employees at any time, with or without notice.

Business Expenses

The Company shall reimburse you for all reasonable and documented expenses incurred by you in the performance of your duties and responsibilities in accordance with the Company’s policies and procedures, upon submission and approval of written expense accounts.

Annual Vacation and Holidays

You shall be entitled to five (5) weeks of paid vacation during each fiscal year of the Company, pro-rated for any partial years of service. In the event you do not take all the vacation to which you are entitled in any fiscal year, you shall be entitled to take up to two weeks of such vacation in the next following fiscal year, but you shall not be permitted to carry over more than two weeks’ vacation in any fiscal year.

It is understood by the Company that certain commitments have been made for personal family travel during June and part of July 2018 and these travel plans will be accommodated by the Company.

In addition, you shall be entitled to all federal statutory and provincial holidays and any other paid holidays provided under the policies and procedures of the Company in effect from time to time.

Termination of the Employment Relationship

a.	Termination by the Company

Your employment with the Company may be terminated by the Company at any time, without cause, upon the Company providing you with notice of termination, or pay in lieu of notice (which shall be calculated based exclusively on the base salary you are earning at the time), or some combination of the two, equal to: (i) nine (9) months’ notice during your first full year of employment; (ii) twelve (12) months’ notice during the second full year of employment, and (iii) twenty-four (24) months’ notice at any time after two full years of employment (the “Notice Period”). Payments will be processed in equal installments, via payroll, over the applicable Notice Period.

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

In the event of termination by the Company, without cause, the Company would continue to pay the premiums required to maintain your participation in the extended health (excluding health spending account) and dental group benefit plans then being made generally available to active executive level employees until the earlier of the end of the applicable Notice Period or the date on which you become eligible to participate in similar benefits through alternate or self-employment.

All other benefits would be discontinued at the end the applicable statutory notice period and any unvested long-term incentive awards or options will be cancelled as of the date of termination.

Notwithstanding the above, the Company reserves the right to terminate your employment for cause, at any time, without notice or pay in lieu of notice and any unvested long-term incentive awards or options will be cancelled.

b.	Resignation

Should you decide to end your employment relationship with the Company, you will be required to provide the Company with four (4) weeks’ written notice of your intention to resign, which notice may be waived in whole or in part by the Company in its sole and absolute discretion, and any unvested long-term incentive awards will be cancelled.

c.	Resignation for Good Reason

If there is a material change in your authorities, duties or responsibilities, you will have the right to provide the Company with written notice of your intention to resign for Good Reason during the thirty-day period following said change. Upon receipt of this notice, the Company will have a period of thirty (30) days to address or rectify the alleged deficiencies. A resignation for Good Reason would entitle you to the same payments and other benefits that would result from your being terminated by the Company at that time, for reasons other than cause, pursuant to the terms of this Agreement.

d.	Change of control

In the event of a Change of Control. as defined in this Agreement, that is not a Permitted Transaction, and subsequent termination by the Company without cause, or your resignation within three (3) months of the Change of Control, you would be entitled to receive an amount equal to twenty-four months of your then current annual base salary.

The Company would continue to pay the premiums required to maintain your participation in the extended health (excluding health spending account) and dental group benefit plans then being made generally available to active executive level employees for the earlier of the end of twenty-four months or until the date on which you become eligible to participate in similar benefits through alternate or self-employment.

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

For the purposes of this Agreement:

(a) a “Change in Control” of the Employer shall have occurred when:

(i) any person or combination of persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, through the acquisition of previously issued and outstanding voting securities, or any other transaction having a similar effect; or

(ii) the sale or transfer of the majority of the operating assets of the Employer to an entity not controlled by the Company (the “New Company”) and you are not offered employment with the New Company on substantially the same terms as the terms of your employment with the Company.

(b) a “Permitted Transaction” shall mean any merger, amalgamation, reverse takeover, plan of arrangement or like transaction initiated by the Employer pursuant to an ordinary resolution by the Board of Directors which would otherwise constitute a Change of Control hereunder.

e. No Other Termination/Severance Entitlements Shall Apply

The termination and severance arrangements provided for in this Agreement represent the Company’s maximum termination and severance obligations to you. No other notice or severance entitlements shall apply. It is agreed that the above compensation is inclusive of, and not in addition to, any entitlements owed pursuant to any applicable Employment Standards Act or similar legislation (the “ESA”). You agree to waive any right to further or additional compensation of any kind, whether pursuant to contract, the common law or otherwise. ln the unlikely event your entitlements pursuant to the ESA were ever to exceed the entitlements provided for in this Agreement, the entitlements provided for under the ESA shall supersede and replace the entitlements provided for in this Agreement.

To avoid any potential for confusion, under no circumstances will any bonus or incentive entitlements be paid or awarded to you in respect of any period of non-working notice of termination or any period for which pay in lieu of notice, termination pay, severance pay or any other monies in relation to the cessation of employment are paid or otherwise required by applicable law, regardless of whether the termination is with or without cause or with or without notice.

The termination of employment related provisions contained in this Agreement shall remain in full force and effect un-amended, notwithstanding any other alterations to the terms and conditions of your employment, unless agreed to by the Company in writing.

Protection of Confidential Information

Any knowledge or information concerning the Company acquired during the course of, or in connection with your employment, either directly or indirectly, should be regarded as being of a confidential nature and must not be divulged to any third party without the written consent of the Company. All business or proprietary information, including financial and commercial information, concerning the Company (“Confidential Information”) is the property of the Company or parties who are business associates of the Company, as the case may be, and is strictly confidential to the Company and/or such parties. You shall not make any unauthorized disclosure or use, and you shall use your best efforts to prevent unauthorized disclosure or use, of such Confidential Information and you shall safeguard all Confidential Information at all times, and exercise at least the same degree of care used to protect your own confidential information, so that Confidential Information is not disclosed to or used by unauthorized persons.

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

Delivery of Records upon Termination

Upon the termination of your employment you will hand over and deliver to the Company in good order, all books, records, documents, accounts, or other property or assets belonging to the Company or developed in connection with the business of the Company.

Non-Competition and Restrictive Covenant

During the term of your employment and for twelve (12) months following the termination of your employment, you shall not, directly or indirectly, in any manner whatsoever, including without limitation either individually or in partnership or jointly, or in conjunction with any other person or persons, company or corporation, as principal, agent, shareholder, employee or in any other manner whatsoever, carry on or be engaged in or be concerned with or interested in any mining property that is owned either in whole or in part by the Company or in which the Company has an interest or any mining or mineral property that is located within one hundred (100) kilometres of such other property.

Inside Information

You acknowledge that applicable Canadian securities legislation prohibit persons who have knowledge of a material fact or material change (as that term is defined in the Securities Laws) about the Company that has not been generally disclosed, from purchasing or selling securities of the Company and from informing any other person of such material fact or material change.

Entire Agreement and Governing Law

This Agreement supersedes any prior understandings or agreements that may have existed between you and the Company. You acknowledge that you are not relying on any oral or written representations or collateral agreements in entering into this Agreement with the Company.

The terms and conditions relating to your employment will be governed and construed in accordance with laws of the Province of British Columbia.

General Provisions

This offer of employment is conditional on the successful negotiation by the Company and approval by the Board of Directors of an equity financing with RCF in the minimum amount of $20 million, including the restructuring of the Company’s current Bridge Loan with RCF.

In the event that such financing and restructuring is successfully negotiated and approved by the Board of Directors, and you commence employment prior to the Annual Meeting of Shareholders on June 27, 2018, you will be initially appointed to hold the position of President of the Company, at the remuneration set out in this Agreement, on the understanding that you will be appointed as President and Chief Executive following the Annual Meeting of Shareholders.

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

Please confirm your acceptance of this offer and the above terms and conditions by signing and returning a copy of this letter no later than May 11, 2018.

We look forward to working with you and your contribution to the future success of this Company.

On behalf of the Board of Directors,

Your truly

CANADIAN ZINC CORPORATION

“John F. Kearney”
John F. Kearney
Chairman and Chief Executive

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com

ACCEPTANCE OF OFFER OF EMPLOYMENT

I have received a copy of this letter. I have read, considered, understood and hereby accept the Company’s offer of employment, on and subject to the terms and conditions contained in this letter. I acknowledge that I have been given an opportunity to seek independent legal advice with respect to this Agreement. I understand that in the event of the termination of my employment, my entitlements will be limited to those specified in this Agreement. I am executing this Agreement freely and voluntarily with a full understanding of its contents.

Signature:	Date:

Witness:	Date:

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Website: www.canadianzinc.com